March 31, 2006
VIA Edgar Correspondence
Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

RE:	Sunrise Senior Living, Inc. Form 10-K for Fiscal Year Ended December 31, 2004 filed March 16, 2005 Form 10-Q for Fiscal Quarter Ended September 30, 2005 File No. 1-16499
Dear Mr. Spirgel:
This letter sets forth our responses to the comments in your letter dated February 22, 2006.
Form 10-K for Fiscal Year Ended December 31, 2004
Note 2. Significant Accounting Policies, page 73
1.	Please provide us supplementally with schedules to support the balances reported in each of the accounts entitled, “Investment,” “Investments in unconsolidated senior living properties,” and “Investments in Affiliates” as presented on the face of your balance sheets as of December 31, 2004 and September 30, 2005. Each schedule should include the name of each investee, your percentage of ownership and how you account for each investment.

Sunrise Response:

The “Investments” balance of $7.6 million and $7.4 million at September 30, 2005 and December 31, 2004, respectively, represents various investments in marketable securities such as debt securities, government securities, and certificates of deposit. These investments are accounted for under FASB Statement No. 115 as available-for-sale securities.

Please refer to Appendix A for a schedule of our unconsolidated ventures at September 30, 2005 and December 31, 2004, including ownership interest and investment type. The “Investments in Unconsolidated Senior Living Properties” balance of $127.7 million and $93.0 million at September 30, 2005 and December 31, 2004, respectively, represents our combined carrying value of ventures established to develop or acquire and own senior living properties. Investments in these ventures are accounted for under the equity method when we do not own a controlling interest in a non-variable interest entity (because other partners or members control or participate in the management decisions of these ventures as defined in EITF 04-5) or we are not the primary beneficiary of a variable interest entity.

The “Investments in Affiliates” balance of $26.2 million and $20.8 million at September 30, 2005 and December 31, 2004, respectively, represents our investment in convertible debentures of Sunrise Senior Living Real Estate Investment Trust (“Sunrise REIT”). Our investment in the Sunrise REIT debentures was accounted for under FASB Statement No. 115 as available-for-sale securities. In November 2005, we exercised our conversion option and simultaneously sold our Sunrise REIT units.
Note 7. Transactions with Unconsolidated Entities, page 85
2.	In future filings, include summarized information of the assets, liabilities, and results of operations of your affiliates, separate from that which you have included in the category “unconsolidated entities.”

Sunrise Response:

As discussed above, the balance sheet caption “Investment in Affiliates” represents our investment in Sunrise REIT debentures. It is not an equity method investment similar to our “Investments in Unconsolidated Senior Living Properties” and therefore, summarized financial information has not been presented. In our 2005 Form 10-K, we changed the balance sheet caption to “Investment in Sunrise REIT debentures” to more appropriately reflect its nature.
Note 13. Dispositions, page 95
Sunrise Senior Living Real Estate Investment Trust, page 95
3.	Please tell us in more detail about the legal ownership structure of the Sunrise REIT and your related interests. Tell us your ownership interest in each of the subsidiaries of the REIT as of December 31, 2004 and September 30, 2005.

Sunrise Response:

Formation of Sunrise REIT

Sunrise REIT is a public open-ended real estate investment trust established in December 2004 in Canada. The units of Sunrise REIT are traded on the Toronto Stock Exchange under the symbol “SZR.UN.” We do not own any units of Sunrise REIT; however, as described above, we did own C$25 million principal amount of subordinated convertible debentures issued by Sunrise REIT. In November 2005, we exercised our conversion option and simultaneously sold our Sunrise REIT units.

As described in our previous letter, Sunrise REIT acquired ownership interests in 24 communities upon its formation in December 2004.

Sunrise Ownership Interests at December 31, 2004

Please refer to Appendix B for the organizational structure of Sunrise REIT at formation. We had the following ownership interests in Sunrise REIT entities at December 31, 2004:

	Sunrise REIT	Sunrise	Number of
Sunrise REIT Entity	Ownership	Ownership	Communities

Sunrise Senior Living REIT (Parent) and other subsidiaries not listed below	NA	0%	None directly
Sunrise of Aurora, LP	80%	20%	1
Canadian LP	100%	0%	8
US UPREIT, LLC (US Venture)	85%	15%	15
Subsequent Transactions — Development and Acquisition Properties

Subsequent to its formation, Sunrise REIT acquired an ownership interest in the following ventures:
•	In June 2005, Sunrise REIT acquired an 80% interest in one Canadian development community and we retained a 20% interest (Sunrise of Erin Mills, LP).

•	In June 2005, Sunrise REIT acquired a 100% interest in three senior living communities, two from a venture in which we had a minority interest and one from a third-party investor (U.S. UPREIT III).

•	In August 2005, Sunrise REIT acquired a 74.64% interest in a venture of 13 properties in which we had a previous minority interest, with Sunrise retaining a 25.36% interest (AL One Pool Partnership).
Sunrise Ownership Interests at September 30, 2005

We had the following ownership interests in Sunrise REIT entities at September 30, 2005:

	Sunrise REIT	Sunrise	Number of
Sunrise REIT Entity	Ownership	Ownership	Communities

Sunrise Senior Living REIT (Parent) and other subsidiaries not listed below	NA	0%	None directly
Sunrise of Aurora, LP	80%	20%	1
Canadian LP	100%	0%	8
US UPREIT, LLC (US Venture)	85%	15%	15
Sunrise of Erin Mills, LP	80%	20%	1
U.S. UPREIT III (various LLCs)	100%	0%	3
AL One Pool Partnership	75%	25%	13
4.	We refer to your response to comment 5, specifically to your discussion on page 4 about your accounting for non-monetary transactions specifically related to your contribution of a 9% interest in AL III and 25% interest in SHP to a subsidiary of the REIT in exchange for a 15.4% ownership interest in the subsidiary. You state that you accounted for this transaction in accordance with APB 29 and EITF 01-2. Then we note your discussion in the first full paragraph of page 5 where you state that you sold for $27 million, 2 communities to a subsidiary of the REIT for 15.4% interest in the non-monetary transaction described above. In this reference, you state that you recognized a $2 million gain on sale in accordance with SFAS 66. Based on your response it is unclear whether (1) you are referring to the same transaction; or (2) you received a 15.4% interest in two different subsidiaries of the REIT as a result of separate transactions. If it is the same transaction please clarify your accounting. It is unclear whether you used carryover basis following APB 29 and EITF 01-2 or you recognized a gain in accordance with SFAS 66. In any event please clarify the inconsistencies and provide support for your accounting treatment.

Sunrise Response:

As described in our previous letter, Sunrise REIT acquired ownership interests in 24 communities (20 communities were held in three ventures and four communities were wholly-owned by us) upon its formation through six separate transactions. Each of these transactions were separately negotiated and valued and a substantial majority of the transactions involved third parties other than Sunrise REIT. We accounted for each of these formation transactions as separate arms length transactions.

In response to your specific questions: (1) our previous letter describing the sale of two wholly-owned communities for $27 million refers to a separate transaction from the non-monetary transaction described on page four of that letter. In this monetary transaction, we sold two wholly-owned operating communities located in the United States to a subsidiary of Sunrise REIT (“US Venture”) for approximately $27 million. We had previously obtained a 15.4% ownership interest in US Venture as a result of contributing our ownership interests in the AL III and SHP ventures in a separate transaction that involved a third party investor other than Sunrise REIT; and (2) we did not receive additional equity of any Sunrise REIT subsidiary in the transaction to sell the two communities for $27 million.
Form 10-Q of the Nine Months Ended September 30, 2005
Note 2. Significant Accounting Policies, page 7
Variable Interest Entities, page 8

5.	You state in your annual report filed on Form 10-K for the year ended December 31, 2004, that you owned non-controlling interests in 151 senior living communities at December 31, 2004. It is difficult to understand how many individual ventures or investments hold these interests. Please provide us with a detailed schedule of your investments in unconsolidated entities as of December 31, 2004 and September 30, 2005 by entity and type of investment, including the amount of each investment, which should tie the face of your balance sheets. Also, indicate the percent of your non-controlling ownership interest in the respective entity, the type of entity (i.e., joint venture, LP or GP partnership) through which this investment is held, and how many communities are owned through each interest. Also indicate the ventures in which variable interest entities have been identified, and those that have been consolidated.

Sunrise Response:

See Appendix A and response to comment 6 below.

6.	Further, we note that you identified 5 variable interest entities related to communities you are developing for Sunrise REIT, where Sunrise is the primary beneficiary. In sufficient detail, please tell us how you evaluated these communities in accordance with FIN46R to determine that they should be consolidated.

Sunrise Response:

As of September 30, 2005, we were developing five communities for anticipated future sale to Sunrise REIT. Sunrise REIT and Sunrise entered into a fixed price acquisition agreement for each development community once Sunrise REIT approved the development projects.

The fixed price acquisition agreements provide Sunrise REIT the option to acquire an 80% interest in the development community at a fixed purchase price upon receipt of a certificate of occupancy. Sunrise REIT must give us notice of the exercise of its option 60 days prior to the scheduled date for receipt of a certificate of occupancy. Should Sunrise REIT not exercise its option, we may exercise an option to require Sunrise REIT to purchase an 80% interest in the applicable development community for the fixed purchase price plus 2.5% provided such development community (i) has received a certificate of occupancy, (ii) was built in accordance with plans and specifications originally approved by Sunrise REIT, and (iii) has resident agreements in place or committed that will result in a resident occupancy rate of at least 25%.

Based on the above, we have not yet sold these communities; however, we have provided Sunrise REIT with an option to acquire these development properties in the future at a fixed price. As such, our expected residual returns are capped. Therefore, the criterion of paragraph 5(b) (3) of FIN 46(R) has not been met and these development communities are considered variable interest entities. We are the primary beneficiary because we are exposed to all of the expected losses arising from the variability of development costs, the principal variability during the construction phase.

7.	In future filings and in accordance with the disclosure requirements set forth in paragraph 23 of FIN 46(R), please disclose: the size of each variable interest entity, the carrying amount and classification of consolidated assets that are collateral of the variable interest entity’s obligations; and lack of recourse if creditors (or beneficial interest holders) of a consolidated variable interest entity have no recourse to the general credit of the primary beneficiary.

Sunrise Response:

We have included the disclosure requirements set forth in paragraph 23 of FIN 46(R) for variable interest entities in which we are the primary beneficiary in Note 2 “Significant Accounting Policies — Variable Interest Entities” to our 2005 Form 10-K.

Note 6. Equity in Earnings and Return on Investment in Unconsolidated Senior Living Communities, page 10.

8.	Tell us in more detail about the $6.9 million “return on investment and performance incentive distribution” that you recorded in August 2005, including the facts that support the gain calculation, the increase in your investment percentage and the literature that you relied upon to determine the appropriate accounting treatment. We note that you recognized this gain as a return on your investment in an unconsolidated venture when a partner in that venture sold its ownership in 13 senior living communities to Sunrise REIT. In your response, please tell us about the terms of the venture agreement that dictated the performance incentive distributions and the redistribution of your ownership interest.

Sunrise Response:

In August 2005, an unconsolidated venture in which we held a 20% ownership interest was recapitalized whereby Sunrise REIT contributed capital and the $126 million of existing third-party debt was refinanced with $190 million of new third-party debt. The proceeds of both the new equity and debt were used to first pay off the existing debt (including transaction costs) and then as a capital distribution to the prior venture partners, Sunrise and a third party. Sunrise received equity in the venture and a distribution of cash of $15.7 million. The excess of the carrying value over the investment was recorded as a gain in accordance with paragraph 25 of SOP 78-9. As a result, the $8.8 million distribution in excess of our carrying value (including $1.9 million of fees for arranging the new third-party debt) was recognized as a return on our investment.
* * * * *
If you have any questions or additional comments, please contact me at the number below.
Sincerely yours,
/s/ Bradley B. Rush
Bradley B. Rush
Chief Financial Officer
(703) 744-1890

Appendix A
Sunrise Senior Living, Inc.
Investments in Unconsolidated Affiliates
September 30, 2005
		As of September 30, 2005
			Unconsolidated			Investment
		Type of	Variable Interest		Sunrise	Carrying Value	Total	Operating	Development
	Venture	Investment	Entity (VIE)		Ownership	(in thousands)	Properties	Properties	Properties
1	Karrington of Findlay, LTD	Equity Method			50.00%	$2,584	1	1	—
2	Sunrise Assisted Living Holdings II, LP	Equity Method			7.24%	1,229	1	1	—
-	Sunrise Assisted Living Holdings II, LP	Equity Method			45.00%	(303)	2	2	—
3	Metropolitan Sr. Housing, LLC	Equity Method			41.00%	11,158	12	12	—
4	Sunrise/Inova McLean Assisted Living, LLC	Equity Method			40.00%	1,675	1	1	—
5	Surnise Highland Park Senior Living, LLC	Equity Method			35.00%	1,588	1	1	—
6	Sunrise GEM One, LLC	Equity Method			35.00%	4,342	3	—	3
7	SunVest, LLC	Equity Method			30.00%	1,748	2	2	—
8	Surnise at Garner Park, LP	Equity Method			25.00%	29	1	1	—
9	Sunrise Willowbrook Assisted Living, LLC	Equity Method			25.00%	312	1	1	—
10	Cheswick and Cranberry, LLC	Equity Method			25.00%	464	2	2	—
11	Sunrise Floral Vale Senior Living, LP	Equity Method			25.00%	128	1	1	—
12	BG Loan Acquisition LP	Equity Method			25.00%	3,009	—	—	—
13	Pramerica Ventures					18,323	12	2	10
-	PS Germany Investment (Jersey) LP	Equity Method	1		20.00%
-	PS UK Investment (Jersey) LP	Equity Method	1		20.00%
14	Sunrise First Euro Properties LP	Equity Method			20.00%	6,220	3	3	—
15	Sunrise First Assisted Living Holdings, LLC	Equity Method			20.00%	1,168	12	12	—
16	Sunrise Second Assisted Living Holdings, LLC	Equity Method			20.00%	6,101	13	13	—
17	AL U.S. Development Venture, LLC	Equity Method			20.00%	11,161	16	14	2
18	Sunrise Greenwood Master Venture, LLC	Equity Method			20.00%	318	2	2	—
19	Master MorSun, LP	Equity Method			20.00%	10,143	8	1	7
20	Sunrise REIT Development Ventures					4,292
-	Sunrise of Aurora, LP	Equity Method			20.00%		1	1	—
-	Sunrise of Erin Mills, LP	Equity Method			20.00%		1	1	—
21	Sunrise IV Senior Living Holdings, LLC	Equity Method			20.00%	27,545	16	16	—
22	Master MetSun, LP	Equity Method			20.00%	771	1	—	1
23	US UPREIT, LLC	Equity Method	1		15.40%	1,000	16	16	—
24	Al Santa Monica Senior Housing, LP	Equity Method			15.00%	301	1	1	—
25	Sunrise Third Senior Living Holdings, LLC	Equity Method	1		10.00%	11,664	28	28	—
26	Sunrise Connecticut Avenue Assisted Living, LLC	Equity Method	1		10.00%	297	1	1	—
27	Courtland House, LP	Equity Method			10.00%	259	1	1	—
28	1330 OPCO, LLC	Cost Method			1.00%	109	1	1	—
	Other					45	—	—	—

	“Investment in Unconsolidated Senior Living Properties”					$127,678	161	138	23

29	Sunrise Bethesda SL, LLC (b)	Equity Method	1		32.80%	(1,175)	1	—	1
30	AL One Pool Partnership (c)	Equity Method			25.36%	(1,062)	13	13	—
31	Sunrise Beach Cities Assisted Living, LP (c)	Equity Method			20.00%	(505)	1	1	—
32	Sunrise At-Home Senior Living, Inc. (c)	Equity Method	1		3.44%	(510)	—	—	—
	Other					(424)	—	—	—

	Included in “Other Long-Term Liabilities”					$(3,676)	15	14	1

	Net Investment in Unconsolidated Senior Living Properties		7	(a)		$124,002	176	152	24

(a)	At September 30, 2005, we had an interest in 12 ventures that were considered variable interest entities (“VIEs”) under FASB Interpretation No. 46. We are not considered the primary beneficiary of the seven VIEs listed above and therefore, account for these investments under the equity method of accounting. We are the primary beneficiary of five VIEs and therefore, consolidate the five VIEs. These five VIEs are communities that we are developing for Sunrise REIT.

(b)	Initial offsetting investment originally recorded in a separate general ledger account and was subsequently reclassified in December 2005.

(c)	Losses in excess of our investment have been recorded due to a commitment to provide future financial support.

Appendix A
Sunrise Senior Living, Inc.
Investments in Unconsolidated Affiliates
December 31, 2004
		As of December 31, 2004
			Unconsolidated		Investment
		Type of	Variable Interest	Sunrise	Carrying Value	Total	Operating	Development
	Venture	Investment	Entity (VIE)	Ownership	(in thousands)	Properties	Properties	Properties
1	Karrington of Findlay, LTD	Equity Method		50.00%	$2,554	1	1	—
2	Sunrise Assisted Living Holdings II, LP	Equity Method		7.24%	1,348	1	1	—
-	Sunrise Assisted Living Holdings II, LP	Equity Method		45.00%	2,180	2	—	2
3	Metropolitan Sr. Housing, LLC	Equity Method		41.00%	11,302	12	12	—
4	Sunrise/Inova McLean Assisted Living, LLC	Equity Method		40.00%	1,600	1	1	—
5	Surnise Highland Park Senior Living, LLC	Equity Method		35.00%	1,705	1	—	1
6	Sunrise GEM One, LLC	Equity Method		35.00%	4,316	3	—	3
7	SunVest, LLC	Equity Method		30.00%	2,248	2	—	2
8	Surnise at Garner Park, LP	Equity Method		25.00%	37	1	1	—
9	Sunrise Willowbrook Assisted Living, LLC	Equity Method		25.00%	331	1	1	—
10	Cheswick and Cranberry, LLC	Equity Method		25.00%	434	2	2	—
11	Sunrise Floral Vale Senior Living, LP	Equity Method		25.00%	183	1	1	—
12	Carlyle/Sunrise Lincoln Park LP & Carlyle/Sunrise Westlake Village LP	Equity Method	1	25.00%	1,696	2	2	—
13	Pramerica Ventures				12,335	8	—	8
-	PS Germany Investment (Jersey) LP	Equity Method	1	20.00%
-	PS UK Investment (Jersey) LP	Equity Method	1	20.00%
14	Sunrise First Euro Properties LP	Equity Method		20.00%	6,832	3	3	—
15	Sunrise First Assisted Living Holdings, LLC	Equity Method		20.00%	1,177	12	12	—
16	Sunrise Second Assisted Living Holdings, LLC	Equity Method		20.00%	6,339	13	13	—
17	AL U.S. Development Venture, LLC	Equity Method		20.00%	10,858	15	11	4
18	Sunrise Greenwood Master Venture, LLC	Equity Method		20.00%	330	2	2	—
19	Master MorSun, LP	Equity Method	1	20.00%	2,649	6	—	6
20	Sunrise of Aurora, LP	Equity Method		20.00%	3,198	1	1	—
21	AL One Pool Partnership	Equity Method		20.00%	5,944	13	13	—
22	US UPREIT, LLC	Equity Method	1	15.40%	203	16	16	—
23	Al Santa Monica Senior Housing, LP	Equity Method		15.00%	348	1	1	—
24	Sunrise Third Senior Living Holdings, LLC	Equity Method	1	10.00%	12,109	28	28	—
25	Sunrise Connecticut Avenue Assisted Living, LLC	Equity Method	1	10.00%	473	1	1	—
26	Courtland House, LP	Equity Method		10.00%	241	1	1	—
	Other	NA			45	—	—	—

	“Investment in Unconsolidated Senior Living Properties”				$93,016	150	124	26

27	Sunrise Beach Cities Assisted Living, LP (A)	Equity Method		20.00%	(526)	1	1	—
28	Sunrise At-Home Senior Living, Inc. (A)	Equity Method	1	3.44%	(502)	—	—	—
	Other	NA			(375)	—	—	—

	Included in “Other Long-Term Liabilities”				$(1,404)	1	1	—

	Net Investment in Unconsolidated Senior Living Properties		8		$91,612	151	125	26

(A) Losses in excess of our investment have been recorded due to a commitment to provide future financial support.

Appendix B

ORGANIZATIONAL STRUCTURE OF SUNRISE REIT AT FORMATION

Sunrise Senior Living REIT
100% Sub Trust Units
Sub Trust
100% common shares
Canco
100% common shares
100% common shares
100% Class A LP Units
General Partner
U.S. Co.
80% Interest
100% GP Units
85% Interest
Development Entity (Aurora)
Canadian LP
US LLC (US Venture)
1 Canadian Property
8 Canadian Initial Properties
15 U.S. Initial Properties
20% Interest
15% Interest
Sunrise Senior Living, Inc.